Pacific Biometrics, Inc
                            220 West Harrison Street
                                Seattle, WA 98119
                                Tel: 206-298-0068


March 15, 2007

VIA EDGAR

Frank Wyman
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

         RE:      PACIFIC BIOMETRICS, INC.
                  FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2006
                  FILE NO. 000-21537

Dear Mr. Wyman:

We are in receipt of the Staff's comment letter dated March 2, 2007 regarding the above referenced filing. As discussed by telephone between you and our legal counsel, we are working on our response to the comment letter and anticipate filing a response on or before March 30, 2007.

Please contact John P. Jensen, our Corporate Controller, at 206-298-0068, with any questions or concerns.

Very truly yours,

/s/ Ronald R. Helm
Ronald R. Helm
Chairman and Chief Executive Officer